Exhibit 99.9

NORTH AMERICAN NICKEL AND PREMIUM NICKEL RESOURCES ANNOUNCE: SHAREHOLDER
APPROVAL OF RTO; FILING OF FILING STATEMENT; EXPECTED CLOSING OF RTO

Toronto, Ontario, July 27, 2022 – Premium Nickel Resources Corporation ("PNR") and North American Nickel Inc. (TSXV:NAN) ("NAN") are pleased to provide the following updates further to their joint news release of July 21, 2022 in respect of their previously-announced "reverse takeover" transaction (the "RTO"):

•	Shareholder Approval of RTO: The disinterested shareholders of NAN have approved the RTO by way of a resolution passed in writing pursuant to the policies of the TSX Venture Exchange (the "Exchange").

•	Filing of Filing Statement: NAN and PNR have finalized and filed a filing statement dated July 22, 2022 on Exchange Form 3D2 (the "Filing Statement"), which provides full particulars about the RTO, the "Resulting Issuer" and its business, including relevant historic and pro forma financial information and technical information in respect of the Selebi Project located in Botswana, which will be the only material property of the Resulting Issuer. Readers are encouraged to review the Filing Statement in its entirety, which is available electronically on SEDAR (www.sedar.com) under NAN's issuer profile and on its corporate website (https://www.northamericannickel.com).

•	Closing of RTO: Subject to the satisfaction or waiver of the remaining conditions precedent to the RTO, NAN and PNR expect the RTO to close during the first week of August 2022. Following closing of the RTO, and subject to the final acceptance of the Exchange, the common shares of the Resulting Issuer will commence trading on the Exchange under the trading symbol "PNRL", and will carry on the businesses of PNR and NAN as the combined company.

Note:
	(1)	In this news release, references to the "Resulting Issuer" are to NAN after the closing of the RTO. As certain directors and officers of NAN are also directors and officers of PNR, the Amalgamation Agreement is considered as a "Non-Arm's Length" agreement pursuant to the policies of the Exchange.

Keith Morrison, CEO and Director of NAN and PNR, commented: "We are eager to be moving towards closing of the RTO transaction, having received the required shareholder and stock exchange approvals. In the coming weeks we expect to commence trading under the Premium Nickel Resources Ltd. banner under the ticker symbol "PNRL". We are equally as eager to begin providing meaningful updates on our projects and operations in Botswana, Greenland and Canada. We are deeply encouraged and grateful for the ongoing support of our shareholders and stakeholders and we thank you for your patience as we work to get PNRL over the finish line.”

Additional Background to RTO

The RTO will be completed by way of a three-cornered amalgamation (the "Amalgamation") between a wholly-owned subsidiary of NAN and PNR to form one corporation. NAN will change its name to "Premium Nickel Resources Ltd." and will be the Resulting Issuer. The securityholders of PNR will receive securities of the Resulting Issuer in exchange for their securities of PNR at an exchange ratio of 1.054 common shares of the Resulting Issuer for each outstanding share of PNR after giving effect to the consolidation event of NAN's common shares on the basis of one post-consolidation common share for each five (5) pre-consolidation common shares (the "Consolidation"). The transactions will result in a RTO of NAN in accordance with the policies of the Exchange, all in the manner contemplated by, and pursuant to, the terms and conditions of the amalgamation agreement dated April 25, 2022 (the "Amalgamation Agreement") providing for the Amalgamation. A copy of the Amalgamation Agreement is available electronically on SEDAR (www.sedar.com) under NAN's issuer profile.

About North American Nickel Inc.

North American Nickel is a mineral exploration company with 100% owned properties in Maniitsoq, Greenland and Ontario, Canada. In 2019, NAN became a founding shareholder in PNR to provide direct exposure to Ni-Cu-Co opportunities in the southern African region. Simultaneously, NAN is expanding its area of exploration interest into Morocco.

The Maniitsoq property in Greenland is a Camp scale permitted exploration project comprising 3,048 square km covering numerous high-grade nickel-copper + cobalt sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt (GNB). The >75km-long belt is situated along, and near, the southwest coast of Greenland and is accessible from the existing Seqi deep water port with an all-year-round shipping season and hydroelectric power potential from a quantified watershed.

The Post Creek/Halcyon property in Sudbury is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd. The property lies along the extension of the Whistle Offset dyke structure. Such geological structures host major Ni-Cu-PGM deposits and producing mines within the Sudbury Camp.

NAN acquired 100% ownership of property near the southern extent of the Lingman Lake Greenstone Belt in northwest Ontario known as Lingman Nickel and in the Quetico region near Thunder Bay Ontario. The acquisition of these properties is part of NAN's strategy to develop a pipeline of new nickel projects. NAN is evaluating direct and indirect nickel asset acquisition opportunities globally.

About Premium Nickel Resources Corporation

PNR is a Canadian company dedicated to the exploration and development of high-quality Ni-Cu-Co resources. PNR believes that the medium to long-term demand for these metals will grow through continued global urbanization and the increasing replacement of internal combustion engines with electric motors. Importantly, these metals are key to a low-carbon future.

PNR maintains a skilled team with strong financial, technical and operational expertise to take an asset from discovery to exploration to mining.

PNR has focused its efforts on discovering world class nickel sulphide assets in jurisdictions with rule-of-law that fit a strict criteria that comply with PNR's values and principles which stand up against the highest acceptable industry standards. PNR is committed to governance through transparent accountability and open communication within our team and our stakeholders.

PNR closed its acquisition of the Selebi Project on January 31, 2022. The Selebi Project include two shafts and related infrastructure (rail, power and water). Shaft sinking and plant construction started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in the separate Phikwe processing facility. The Selebi Project were subsequently placed under liquidation in 2017.

The proposed work plan for the Selebi Project includes diamond drilling which is expected to be ongoing for up to 18 months. During that time, additional metallurgical samples will be collected and sent for more detailed studies. The underground infrastructure at Selebi North will be upgraded to support the underground drilling program as well as improve health & safety at Selebi North.

ON BEHALF OF THE BOARD OF DIRECTORS OF NAN

Douglas Ford

Interim Lead Director and Chair of the NAN Special Committee

North American Nickel Inc.

For more information contact:

North American Nickel Inc.

Jaclyn Ruptash

Vice President Corporate Affairs

+1 (604) 770-4334

ON BEHALF OF THE BOARD OF DIRECTORS OF PNR

Sheldon Inwentash

Director and Chair of the PNR Special Committee

Premium Nickel Resources Corporation

For more information contact:

Premium Nickel Resources Corporation

130 Spadina Avenue, Suite 401

Toronto, Ontario, Canada M5V 2L4

info@premiumnickelresources.ca

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this news release may be considered "forward-looking statements" within the meaning of applicable Canadian securities laws, including the timing and ability of NAN and PNR to complete the RTO (if at all); the timing and ability of the common shares of the Resulting Issuer to begin trading on the Exchange (if at all); the ability of NAN and PNR to satisfy or waive the conditions precedent to completing the RTO (if at all); and the business and prospects of the Resulting Issuer. These forward-looking statements, by their nature, require NAN and PNR to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements, including with respect to the ability to satisfy or waive on satisfactory terms any conditions to the completion of the RTO (including but not limited to any required regulatory approvals), timeline to complete the RTO (if at all), the anticipated benefits of the RTO, the anticipated use of the available funds and working capital of the Resulting Issuer, the ability to satisfy or waive on satisfactory terms any conditions to the completion of the Selkirk Acquisition, timeline to complete the Selkirk Acquisition (if at all), and the anticipated work program on the Selebi Project, are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, current information available to the management of NAN and PNR, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. NAN and PNR consider their respective assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of NAN and PNR, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect NAN and PNR, and their respective businesses.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release concerning NAN, see the section entitled "Risks and Uncertainties" in the most recent management discussion and analysis of NAN which is filed with the Canadian securities commissions and available electronically under NAN's issuer profile on SEDAR (www.sedar.com) and the risk factors outlined in the Filing Statement, which are available electronically on SEDAR (www.sedar.com) under NAN's issuer profile. The forward- looking statements set forth herein concerning NAN and PNR reflect management's expectations as at the date of this news release and are subject to change after such date. NAN and PNR disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.